UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[Logo]                                          SECOND QUARTER 2003 RESULTS
                                                FOR IMMEDIATE RELEASE

             Grupo Televisa Reports Second Quarter 2003 Results

Highlights
>>   Net Sales Increased 5.9% and EBITDA Grew 34.0%.
>>   Highest Consolidated EBITDA in the Company's History.
>>   Television Broadcasting EBITDA Margin Increased to 45.1%.
>>   Operating Income Rose 43.0%.
>>   Net Income Improved to Ps.1,265.3 Million.

Consolidated Results
Mexico City,  D.F., July 16, 2003 -- Grupo Televisa,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the second quarter of 2003. Results, which are attached, are in millions of Mexican pesos and have been prepared in accordance with Mexican GAAP, and adjusted to pesos in purchasing power as of June 30, 2003.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents from net sales, and the percentage change for the second quarter of 2003 as compared with the second quarter of 2002.

------------------------------------------------------------------------------
                                     2Q     Margin     2Q    Margin   Change
                                    2003       %      2002      %       %
------------------------------------------------------------------------------
Net Sales(1)                       5,727.8   100.0  5,408.6   100.0      5.9
EBITDA(2)                          1,996.1    34.8  1,489.6    27.5     34.0
Operating Income                   1,624.6    28.4  1,136.2    21.0     43.0
Income from Continuing Operations  1,277.0    22.3     76.5     1.4  1,569.3
Net Income                         1,265.3    22.1  1,237.0    22.9      2.3
------------------------------------------------------------------------------

(1) See "Results by Business  Segment" for  information  regarding  segment results.
(2) EBITDA  is  defined  as  operating  income  before   depreciation  and
    amortization

The increase in net sales was attributable to: i) an 8.2% revenue growth in the Television Broadcasting segment mainly due to the political advertising campaigns for the mid-term elections in Mexico, the success of Big Brother II, and a 22.2% increase in local sales; ii) a 12.5% revenue growth in the Programming Licensing segment, reflecting higher royalties paid to the Company by Univision under the Univision Program License Agreement, iii) higher sales in the Programming for Pay Television segment; and iv) an increase in sales in the Other Businesses and Radio segments. These increases were partially offset by lower revenues in the Cable Television, Publishing and Publishing Distribution segments.

The Company's EBITDA in the second quarter of 2003 increased 34.0% as compared to the second period of last year, and EBITDA margin increased to 34.8%. Additionally, operating income increased 43.0%. These increases primarily resulted from revenue growth and lower costs of sales and operating expenses.

The Company generated income from continuing operations in the amount of Ps.1,277.0 million in the second quarter of 2003 as compared to an income from continuing operations of Ps.76.5 million in last year's comparable period. The net increase of Ps.1,200.5 million reflected a Ps.488.4 million increase in operating income; a Ps.417.6 million increase in equity in results of affiliates; a Ps.408.0 million increase in other income/expense-net; a Ps.345.1 million decrease in restructuring and non-recurring charges; and a decrease in integral cost of financing of Ps.53.2 million.

The Company generated net income in the amount of Ps.1,265.3 million in the second quarter of 2003, as compared to a net income of Ps.1,237.0 million in last year's comparable period. The net increase of Ps.28.3 million reflects a Ps.1,200.5 million increase in income from continuing operations, which was partially offset by a Ps.1,161.4 million decrease in income from discontinued operations, reflecting the disposition of the Company's Music Recording business in the second quarter of 2002.

Results by Business Segments

The following  tables set forth the net sales,  EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the second quarters ended June 30, 2003 and 2002:

------------------------------------------------------------------------------
Net Sales                           2Q       %        2Q       %     Change
                                   2003              2002               %
------------------------------------------------------------------------------
Television Broadcasting          3,726.5    64.4   3,444.0    62.8      8.2
Programming for Pay Television     168.0     2.9     150.9     2.7     11.3
Programming Licensing              424.5     7.3     377.4     6.9     12.5
Publishing                         436.3     7.6     444.7     8.1     (1.9)
Publishing Distribution            369.6     6.4     387.0     7.1     (4.5)
Cable Television                   239.4     4.1     298.2     5.4    (19.7)
Radio                               62.2     1.1      46.0     0.8     35.2
Other Businesses                   355.6     6.2     338.7     6.2      5.0
SEGMENT REVENUES                 5,782.1   100.0   5,486.9   100.0      5.4
Intersegment Operations1           (54.3)            (78.3)             N/A
CONSOLIDATED REVENUES            5,727.8           5,408.6              5.9
------------------------------------------------------------------------------


------------------------------------------------------------------------------
EBITDA                              2Q     Margin     2Q    Margin   Change
                                   2003      %       2002      %        %
------------------------------------------------------------------------------
Television Broadcasting          1,681.2    45.1   1,343.8   39.0     25.1
Programming for Pay Television      33.0    19.6      18.0   11.9     83.3
Programming Licensing              167.6    39.5      70.4   18.7    138.1
Publishing                         109.9    25.2      96.2   21.6     14.2
Publishing Distribution              4.7     1.3      15.8    4.1    (70.3)
Cable Television                    69.3    28.9      75.4   25.3     (8.1)
Radio                                7.3    11.7     (11.8) (25.7)     N/A
Other Businesses                   (31.5)   (8.9)    (71.1) (21.0)     N/A
Corporate Expenses                 (45.4)   (0.8)    (47.1)  (0.9)     N/A
SEGMENT EBITDA                   1,996.1    34.5   1,489.6   27.1     34.0
CONSOLIDATED EBITDA              1,996.1    34.8   1,489.6   27.5     34.0
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Operating Income (Loss)               2Q     Margin     2Q     Margin   Change
                                     2003      %       2002      %        %
------------------------------------------------------------------------------
Television Broadcasting            1,452.6    39.0   1,118.2    32.5     29.9
Programming for Pay Television        22.1    13.2       7.3     4.8    202.7
Programming Licensing                165.9    39.1      68.1    18.0    143.6
Publishing                           105.4    24.2      89.4    20.1     17.9
Publishing Distribution                0.2     0.1      11.6     3.0    (98.3)
Cable Television                      26.8    11.2      41.4    13.9    (35.3)
Radio                                  3.6     5.8     (16.0)  (34.8)     N/A
Other Businesses                    (106.6)  (30.0)   (136.7)  (40.4)     N/A
Corporate Expenses                   (45.4)   (0.8)    (47.1)   (0.9)     N/A
SEGMENT OPERATING INCOME           1,624.6    28.1   1,136.2    20.7     43.0
CONSOLIDATED OPERATING INCOME      1,624.6    28.4   1,136.2    21.0     43.0
--------------------------------------------------------------------------------


(1) Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

Television                The increase of 8.2% in  Television  Broadcasting
Broadcasting              sales in the  second  quarter  of 2003 is  mainly
                          attributable  to three factors:  i) the political
                          advertising  campaigns for the mid-term elections
                          in Mexico;  ii) the  success of the  program  Big
                          Brother  II;  and  iii) an  increase  of 22.2% in
                          local  sales   driven   mainly  by  Channel  4TV.
                          Excluding  revenues generated from both the World
                          Cup during the second quarter of last year and political advertising campaigns in the second quarter of 2003, Television Broadcasting sales increased 4.9%.

                          Television Broadcasting EBITDA increased 25.1% to Ps.1,681.2 million. This increase was driven by higher sales and a 4.2% reduction in cost of sales, partially offset by a 5.4% increase in operating expenses from sales commissions. Operating income increased 29.9% due to higher sales and lower costs of sales, partially offset by higher operating expenses.

Programming               The  11.3%  increase  in   Programming   for  Pay
for Pay Television        Television  sales  resulted from higher  revenues
                          from signals sold to pay television systems in Mexico. This increase was partially offset by a reduction in advertising revenues in Mexico, as well as a reduction in signals sold in Latin
                          America.

                          Operating income increased 202.7% due to higher sales and lower operating expenses partially offset by higher signal costs.

Programming               The 12.5% increase in Programming Licensing sales
Licensing                 in the second quarter of 2003 is  attributable to
                          an increase in the royalties  paid to the Company
                          by Univision under the Univision  Program License
                          Agreement,  which amounted to U.S.$24.9  million,
                          including   the  royalty   from  the   TeleFutura
                          network. This increase was partially offset by lower export sales to Europe and Asia.

                          Operating income increased 143.6%, reflecting higher sales, lower cost of sales and a reduction in operating expenses, due to a reduction of doubtful trade accounts in Latin America.

Publishing                Publishing  sales decreased  marginally  1.9%, or
                          Ps.8.4  million,   mainly  from  the  translation
                          effect  on  foreign-currency  denominated  sales,
                          which  amounted to Ps.12.8  million,  considering
                          depreciation   of  local   currencies  in  Chile,
                          Argentina,   Venezuela  and  Colombia;   a  39.3%
                          decrease in Venezuelan sales; and to a lesser degree, a small decrease in circulation and advertising sales abroad. These negative effects were partially offset by a higher advertising revenues in Mexico.

                          Publishing operating income increased 17.9% due to a reduction in cost of sales and an optimization in the number of magazines printed, partially offset by lower sales and higher operating expenses.

Publishing                Publishing  Distribution  sales decreased by 4.5%
Distribution              due to a reduction of magazines  sold, as well as
                          a reduction in third party owned  magazines sold,
                          as  well  as  by  the   translation   effect   on
                          foreign-currency    denominated    sales,   which
                          amounted to Ps.14.7 million.

                          Operating income decreased by Ps.11.4 million due to lower sales, partially offset by lower cost of sales.

Cable                     Cable  Television  sales decreased 19.7% due to a
Television                decrease of subscribers as compared to the second
                          quarter of the previous  year,  driven  mostly by
                          price    increases    derived    from   the   10%
                          telecommunication  tax and the resulting increase
                          in  subscriber   piracy.   The  subscriber   base
                          decreased to approximately 392,000, of which over 63,200 subscribers have digital service, as of the end of the second quarter of 2003.

                          Operating income decreased 35.3% due to lower sales and higher depreciation and amortization costs, relating to the acquisition of computer equipment, partially offset by lower cost of sales and operating expenses.

Radio Radio sales increased 35.2% related to improved programming and ratings and political advertising campaigns for the mid-term elections in Mexico.

                          Operating income increased to Ps.3.6 million in the second quarter of 2003 from a loss of Ps.16 million in last year's comparable period. This favorable variance is attributable to higher sales, lower cost of sales and operating expenses.

Other
Businesses                The 5.0% increase in Other  Businesses  sales was
                          primarily due to higher sales in the distribution of feature films business, partially offset by lower sales in the sports events and nationwide paging businesses

                          Operating loss decreased to Ps.106.6 million in the second quarter of 2003 from a loss of Ps.136.7 million in last year's comparable period. This favorable variance was led by higher sales and lower cost of sales.

SKY Innova, S. de R.L. de C.V., is a non-consolidated business of Grupo Televisa and the pay-TV market leader in Mexico. It provides direct-to-home satellite television services under the SKY brand name. Financial and operating unaudited highlights of Innova, of which Televisa owns 60%, News Corp. 30%, and Liberty Media 10%, are as follows:

                              o The number of gross active subscribers increased 11.9% to 809,000, including 46,000 commercial subscribers, as of June 30, 2003, as compared to 723,200, including 27,900 commercial subscribers, in the second quarter of 2002.

                              o Revenues increased 5.7% in the second quarter of 2003 as compared to the same period of 2002.

                              o EBITDA for the second quarter of 2003 increased 34.3% to Ps.297.3 million from Ps.221.4 million for the same period of 2002. As a result, EBITDA margin increased 27.0% from 24.8% to 31.5%.

                              o EBIT for the second quarter of 2003 improved Ps.126.9 million to an operating  income  of  Ps.103.0  million
                                   from  an   operating   loss  of  Ps.24.0
                                   million for the same period of 2002. As a result, EBIT margin increased from a negative 2.7% to a positive 10.9%.

                              o Sky has not required shareholder funding for the past five quarters and does not expect to require loans or cash equity contributions from its shareholders in the second half of 2003.

Non-operating Results

Integral Cost of Financing
The following table sets forth the Integral Cost of Financing for the three months ended June 30, 2003 and 2002, in millions of Mexican pesos:

-------------------------------------------------------------------------------
                                             2Q       2Q     Increase    Change
                                            2003     2002   (decrease)     %
-------------------------------------------------------------------------------
Interest expense                            302.8   359.1     (56.3)     (15.7)
Interest income                            (188.6) (173.5)    (15.1)      (8.7)
Foreign exchange (gain) loss - net         (112.4)  500.0    (612.4)       N/A
Foreign exchange loss (gain) - hedged       211.3  (519.9)    731.2      140.6
(Gain) loss from monetary position - net    (40.7)   59.9    (100.6)       N/A
-------------------------------------------------------------------------------
                                            172.4   225.6     (53.2)     (23.6)
-------------------------------------------------------------------------------

The expense attributable to the integral cost of financing decreased by Ps.53.2 million, or 23.6%, to Ps.172.4 million for the second quarter ended June 30, 2003 from Ps.225.6 million for last year's comparable period. This variance reflects: i) a Ps.56.3 million decrease in the interest expense, primarily as result of a decrease in the interest rates in the second quarter of 2003 as compared to second quarter of 2002, which includes a decrease in the restatement of the UDIs, as well as a net gain attributable to interest swap contracts outstanding in the second quarter of 2003; ii) a Ps.15.1 million increase in interest income, primarily as a result of a higher average amount of temporary investments during the second quarter of 2003 as compared to the second quarter of 2002, which was partially offset by a decrease in the interest rates applicable to these temporary investments in the second quarter of 2003 as compared to the second quarter of 2002; iii) a Ps.612.4 million favorable change resulting from a net foreign exchange gain in the second quarter of 2003 versus a net foreign exchange loss in the second quarter of 2002, primarily due to the 3.3% appreciation of the Mexican peso as compared to the U.S. dollar during the second quarter ended June 30, 2003, versus a 10.4 % depreciation of the Mexican peso as compared to the U.S. dollar during the second quarter ended June 30, 2002; and iv) a Ps.100.6 million favorable change resulting from a gain from monetary position in the second quarter of 2003 as compared to a loss from monetary position in the second quarter of 2002, primarily as a result of the Company's net liability monetary position during the second quarter of 2003 as compared to the Company's net asset monetary position during the second quarter of 2002. These decreases in the integral cost of financing were partially offset by a Ps.731.2 million unfavorable change in the hedge effect from the foreign exchange gain or loss derived from the Company's U.S.$600 million long-term debt securities maturing in 2011 and 2032, which is being hedged by the Company's net investment in Univision.

Restructuring and Non-recurring Charges
Restructuring and non-recurring charges decreased by Ps.345.1 million, or 88.9%, to Ps.43.1 million for the second quarter of 2003 from Ps.388.2 million for last year's comparable period. This decrease primarily reflects the non-recurring charge taken in the second quarter of 2002 in connection with both the write-off of exclusive rights letters for soccer players and the drawdown by DirecTV under a letter of credit that the Company posted in connection with certain arrangements with DirecTV related to our rights to broadcast last's years World Cup. The decrease in restructuring and non-recurring charges also reflects a decrease in charges related to work force lay-offs in the second quarter of 2003 as compared to the second quarter of 2002. The entire amount registered in the second quarter of 2003 in restructuring and non-recurring charges refers only to personnel layoffs.

Other Income/Expense-Net
Other income-net increased by Ps.408.0 million to a net income of Ps.141.6 million for the second quarter of 2003 from a net expense of Ps.266.4 million in last year's comparable period. This increase primarily reflects an increase in gain on disposition of assets, primarily in connection with the sale of a portion of the Company's minority interest in the capital stock of its DTH venture in Spain, a reduction in a write-off of goodwill taken in the second quarter of 2002, as well as a decrease in the reserve for doubtful non-trade accounts.

Income Taxes
Income tax, assets tax and employees' profit sharing increased by Ps.511.8 million to a tax provision of Ps.403.3 million for the second quarter of 2003 from a tax benefit of Ps.108.5 million for the second quarter of 2002. The provision for current income taxes primarily reflected the effect of recognizing assets tax which is higher than income tax, as a consequence of an increase in the assets tax base for 2003 as compared to 2002. In addition, this increase was helped by a higher minority income tax, and in 2002 the Company recognized a deferred income tax benefit from an annual decrease in the corporate income tax rate from 35% starting in 2003 and continuing through 2005 when the corporate rate will be 32%.

Equity in Income/Losses of Affiliates-Net
Equity in income/losses of affiliates increased by Ps.417.6 million to a net income of Ps.129.6 million for the second quarter of 2003 from a net loss of Ps.288.0 million in last year's comparable periods. This increase primarily reflects the discontinuation of the equity method in recognizing additional equity losses in excess of the Company's guaranteed commitments for certain indebtedness of its DTH joint ventures in Latin America, as well as an increase in the equity income of Univision.

Minority Interest
The minority interest reflects the portion of the operating results attributable to the interest held by third parties in the businesses which are not wholly-owned by the Company, including the Company's cable television, radio and nationwide paging businesses.

Minority interest increased by Ps.10.8 million to Ps.11.7 million for the second quarter of 2003 from Ps.0.9 million for the second quarter of 2002. This increase primarily reflects both an increase in the net income of the Company's Cable Television segment and a decrease in the net loss of the Company's Radio segment for the second quarter of 2003, as compared to the second quarter of 2002.

Other Relevant Information

Capital Expenditures, Acquisitions and Investments
In the second quarter of 2003, the Company invested approximately U.S.$27.9 million in property, plant and equipment as capital expenditures, of which approximately U.S.$2.0 million is related to Cablevision. Additionally, in the second quarter of 2003 the Company invested approximately U.S.$7.3 million in long-term loans provided to its Multi-Country DTH joint venture operating in Colombia and Chile (U.S.$1.8 million) and its DTH joint venture providing technical services to DTH ventures in Latin America (U.S.$5.5 million). Innova has not required shareholder funding for the past five quarters and does not expect to require loans or cash equity contributions from its shareholders in the second half of 2003.

Debt
As of June 30, 2003, the Company's long-term debt amounted to Ps.14,012.4 million, and its short-term debt was Ps.282.4 million, as compared to Ps.13,424.0 million and Ps.1,267.2 million, respectively, as of June 30, 2002.

In the second quarter of 2003, the Company entered into a long-term credit agreement with a Mexican bank for an aggregate amount of Ps.800 million with an annual interest rate of 8.925% (weighted average) plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness. The maturities of this indebtedness are as follows: Ps.80 million in 2004, Ps.240 million in 2006 and Ps.480 million in 2008. The net proceeds of this indebtedness were primarily used to pay all of the amounts outstanding under the Series "A" Senior Notes, which matured in May 2003.

In the second quarter of 2003, the Company paid all of the amounts outstanding under a bank loan for approximately (euro)23.6 million Euros. This payment was made with the cash proceeds from the sale of a portion of the Company's minority interest in the capital stock of DTS Distribuidora de Televison Digital, S.A., a DTH venture in Spain. The net cash proceeds from this divestiture amounted to approximately (euro)27.5 million Euros.

Share Buyback Program
Since the implementation of our most recently announced share repurchase program through July 16, 2003, the Company had repurchased approximately
69.6 million shares in the form of 23.2 million CPOs for approximately Ps.352.3 million.

Television Ratings and Audience share
National urban ratings and audience share reported by IBOPE confirm that in the second quarter of 2003, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 72.6%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 69.6%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.6%.

Additionally, during the second quarter of 2003, Televisa aired 85 of the 100 most popular programs. Channel 2 continues to be the leader in Mexican television largely due to the success of the telenovelas: "Las Vias del Amor," "Nina, Amada Mia," "Velo de Novia" and "Amor Real."

Outlook for 2003
Considering the first and second quarter results, the Company continues to believe it is on track to deliver for the full year 2003: i) EBITDA margin at 40% in the Television Broadcasting segment; and ii) Consolidated EBITDA margin at 30%.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###
Contacts:

     Investor Relations:
      Michel Boyance / Alejandro Eguiluz
      Grupo Televisa, S.A.
      Av. Vasco de Quiroga No. 2000
      Colonia Santa Fe
      01210 Mexico, D.F.
      (5255) 5261-2000


                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
    (Millions of Mexican pesos in purchasing power as of June 30, 2003)

                                                                     June 30,                     December 31,
                                                                       2003                           2002
                                                                   (Unaudited)                      (Audited)
                                                               ---------------------          ---------------------
            ASSETS

Current:
      Available:
            Cash                                               Ps.            283.5           Ps.          1,633.3
            Temporary investments                                           9,750.1                        7,263.1
                                                               ---------------------          ---------------------
                                                                           10,033.6                        8,896.4

      Trade notes and accounts receivable-net                               4,524.5                        9,683.0
      Other accounts and notes receivable-net                                 656.7                          878.7
      Transmission rights, programs,
         production talent advances and films                               3,519.3                        3,462.8
      Inventories                                                             497.8                          515.0
      Other current assets                                                    417.6                          435.5
                                                               ---------------------          ---------------------
            Total current assets                                           19,649.5                       23,871.4

Transmission rights, programs, literary works and films                     5,281.2                        4,897.8
Investments                                                                 3,292.7                        3,070.9
Property, plant and equipment-net                                          15,329.2                       15,534.7
Goodwill and trademarks-net                                                 7,855.2                        8,065.6
Deferred costs-net                                                          1,207.8                        1,374.7
Other assets                                                                  332.0                          363.0
                                                               ---------------------          ---------------------
            Total assets                                       Ps.         52,947.6           Ps.         57,178.1
                                                               =====================          =====================




                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
    (Millions of Mexican pesos in purchasing power as of June 30, 2003)

                                                                     June 30,             December 31,
                                                                       2003                  2002
                                                                   (Unaudited)             (Audited)
                                                               -----------------        ---------------
            LIABILITIES
Current:
      Current portion of long-term debt                         Ps.       282.4         Ps.     1,255.4
      Trade accounts payable                                            1,912.1                 2,256.3
      Customer deposits and advances                                    7,791.8                11,693.5
      Taxes payable                                                       436.6                   897.5
      Accrued interest                                                    304.2                   311.3
      Other accrued liabilities                                           996.3                   827.5
      Due to affiliated companies and related parties-net                 545.2                    59.5
                                                                ----------------        ----------------
            Total current liabilities                                  12,268.6                17,301.0
Long-term debt                                                         14,012.4                13,511.7
Customer deposits and advances                                            454.4                   206.2
Other long-term liabilities                                             1,181.8                   769.9
Deferred taxes                                                          1,033.7                 2,061.3
DTH joint ventures                                                      1,606.8                 1,665.8
Pension plans and seniority premiums                                      110.2                    71.7
                                                                ----------------        ----------------
            Total liabilities                                          30,667.9                35,587.6
                                                                ----------------        ----------------

                 STOCKHOLDERS' EQUITY

Majority interest:
      Capital stock, no par value:
            Issued                                                      7,680.9                 7,708.8
            Repurchased                                                  (266.8)                 (248.1)
                                                                ----------------        ----------------
            Outstanding                                                 7,414.1                 7,460.7
      Additional paid-in capital                                          219.1                   219.1
                                                                ----------------        ----------------
                                                                        7,633.2                 7,679.8
                                                                ----------------        ----------------
      Retained earnings:
            Legal reserve                                               1,236.2                 1,198.8
            Reserve for repurchase of shares                            5,340.8                 5,585.7
            Unappropriated earnings                                    10,444.2                10,324.2
            Accumulated other comprehensive loss                       (5,055.8)               (5,098.8)
            Net income for the period                                   1,515.2                   747.0
                                                                ----------------        ----------------
                                                                       13,480.6                12,756.9
                                                                ----------------        ----------------
            Total majority interest                                    21,113.8                20,436.7
Minority interest                                                       1,165.9                 1,153.8
                                                                ----------------        ----------------
            Total stockholders' equity                                 22,279.7                21,590.5
                                                                ----------------        ----------------
            Total liabilities and stockholders' equity          Ps.    52,947.6         Ps.    57,178.1
                                                                ================        ================



                           GRUPO TELEVISA, S. A.
            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                  SIX MONTHS ENDED JUNE 30, 2003 AND 2002
    (Millions of Mexican pesos in purchasing power as of June 30, 2003)

                                                  Three months ended June 30,            Six months ended June 30,
                                                    2003               2002                2003              2002
                                                (Unaudited)         (Unaudited)         (Unaudited)       (Unaudited)
                                               ---------------    ---------------     ---------------   ---------------

Net sales                                      Ps.    5,727.8     Ps.    5,408.6      Ps.   10,536.3    Ps.    9,998.1

Cost of sales                                         2,988.1            3,149.5             5,797.9           5,899.0
                                               ---------------    ---------------     ---------------   ---------------
      Gross profit                                    2,739.7            2,259.1             4,738.4           4,099.1
                                               ---------------    ---------------     ---------------   ---------------

Operating expenses:
      Selling                                           386.1              420.4               741.4             786.4
      Administrative                                    357.5              349.1               697.1             688.9
                                               ---------------    ---------------     ---------------   ---------------
                                                        743.6              769.5             1,438.5           1,475.3
                                               ---------------    ---------------     ---------------   ---------------
EBITDA(1)                                             1,996.1            1,489.6             3,299.9           2,623.8
Depreciation and amortization                           371.5              353.4               749.1             713.3
                                               ---------------    ---------------     ---------------   ---------------
Operating income                                      1,624.6            1,136.2             2,550.8           1,910.5
                                               ---------------    ---------------     ---------------   ---------------
Integral cost of financing:
      Interest expense                                  302.8              359.1               650.9             659.6
      Interest income                                  (188.6)            (173.5)             (354.9)           (322.5)
      Foreign exchange (gain) loss - net               (112.4)             500.0                (4.5)            395.4
      Foreign exchange result - hedged                  211.3             (519.9)               12.1            (494.2)
      (Gain) loss from monetary position-net            (40.7)              59.9                49.9             138.4
                                               ---------------    ---------------     ---------------   ---------------
                                                        172.4              225.6               353.5             376.7
                                               ---------------    ---------------     ---------------   ---------------
Restructuring and non-recurring charges                  43.1              388.2                95.4             490.9
                                               ---------------    ---------------     ---------------   ---------------
Other (income) expense-net                             (141.6)             266.4                12.7             423.5
                                               ---------------    ---------------     ---------------   ---------------
      Income before taxes                             1,550.7              256.0             2,089.2             619.4
                                               ---------------    ---------------     ---------------   ---------------

Income tax and assets tax-current                       365.6              229.1               809.8             513.6
Employees' profit sharing-current                         1.4                7.5                 3.1              15.3
Deferred income taxes                                    36.3             (345.1)             (224.9)           (516.8)
                                               ---------------    ---------------     ---------------   ---------------
                                                        403.3             (108.5)              588.0              12.1
                                               ---------------    ---------------     ---------------   ---------------
Equity in income (losses) of affiliates                 129.6             (288.0)                6.5            (390.6)
                                               ---------------    ---------------     ---------------   ---------------
      Income from continuing operations               1,277.0               76.5             1,507.7             216.7
Income from discontinued operations-net                -                 1,161.4              -                1,103.2
Minority interest                                       (11.7)              (0.9)                7.5             (12.8)
                                               ---------------    ---------------     ---------------   ---------------
      Net income                               Ps.    1,265.3     Ps.    1,237.0      Ps.    1,515.2    Ps.    1,307.1
                                               ===============    ===============     ===============   ===============


(1) EBITDA  is  defined  as  operating  income  before   depreciation  and
    amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2ND, 3RD AND 4TH QUARTERS OF 2002 AND 1ST AND 2ND QUARTER OF 2003(1):


SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

---------------------------------------------------------------------------------------------------------------------------------
                    Apr   May    Jun   Jul   Aug   Sep   Oct  Nov   Dec   2002  Jan   Feb  Mar   1Q03   Apr   May    Jun   2Q03
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              12.2  12.0  12.3  12.2   11.8  11.6 11.5  11.3 10.5   11.8  11.5 11.3  11.8  11.5  11.4   11.2  11.4   11.3
Share (%)           32.4  32.3  33.1  31.8   31.3  31.0 30.8  29.7 29.6   31.5  30.9 30.1  30.6  30.5  30.6   30.9  30.6   30.7
TOTAL TELEVISA(2)
Rating              28.7  29.1  28.4  29.7   27.6  27.3 26.9  27.3 25.6   27.9  27.0 26.7  27.5  27.1  26.6   26.1  26.5   26.4

Share (%)           76.5  78.0  76.1  77.6   73.5  72.9 72.1  71.5 72.3   74.4  72.6 70.9  71.5  71.7  71.4   72.0  71.5   71.6
---------------------------------------------------------------------------------------------------------------------------------


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

---------------------------------------------------------------------------------------------------------------------------------
                    Apr   May    Jun   Jul   Aug   Sep   Oct  Nov   Dec   2002  Jan   Feb  Mar   1Q03   Apr   May    Jun   2Q03
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              17.6  18.2  18.3  18.2   17.9  17.8 17.5  17.6 15.6   17.9  18.1 17.7  17.9  17.9  17.6   17.3  18.0   17.7
Share (%)           32.2  33.6  34.7  33.0   33.1  32.6 31.6  30.9 30.1   32.7  32.7 32.0  32.1  32.2  32.9   33.1  33.2   33.1
TOTAL TELEVISA(2)
Rating              40.9  41.6  39.7  42.3   38.4  38.5 38.2  39.5 36.5   39.6  39.9 38.8  38.7  39.2  37.3   36.6  37.6   37.2
Share (%)           74.6  76.9  75.2  76.5   71.3  70.7 69.2  69.2 70.6   72.4  72.0 69.9  69.6  70.5  69.8   69.9  69.2   69.6
---------------------------------------------------------------------------------------------------------------------------------


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

---------------------------------------------------------------------------------------------------------------------------------
                    Apr   May    Jun   Jul   Aug   Sep   Oct  Nov   Dec   2002  Jan   Feb  Mar   1Q03   Apr   May    Jun   2Q03
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              21.5  21.6  21.9  20.8   22.3  22.8 21.4  21.0 19.4   21.8  22.0 23.0  24.2  23.1  24.0   23.6  24.3   24.0
Share (%)           34.1  35.2  36.7  33.6   37.2  37.2 34.7  32.6 33.2   35.2  34.6 35.7  37.6  36.0  39.4   39.6  38.8   39.3
TOTAL TELEVISA(2)
Rating              46.5  47.9  45.5  48.0   43.5  43.7 42.3  45.2 42.6   45.0  47.2 46.6  46.2  46.7  44.7   43.4  44.9   44.3
Share (%)           73.9  77.9  76.4  77.5   72.5  71.2 68.4  70.1 73.0   72.5  74.4 72.2  71.8  72.8  73.4   72.8  71.7   72.6
---------------------------------------------------------------------------------------------------------------------------------

NOTES:
1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 24 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 27 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ------------------------------------
                                               (Registrant)


Dated:  July 17, 2003                   By /s/ Jorge Lutteroth Echegoyen
                                           ---------------------------------
                                        Name:    Jorge Lutteroth Echegoyen
                                        Title:   Controller, Vice-President